Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2022 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, net debt and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (August 4, 2022) – “Driven by a strong business environment, Suncor generated record adjusted funds from operations of approximately $5.3 billion, or $3.80 per common share, in the second quarter of 2022, as we executed planned maintenance across our asset base,” said Kris Smith, interim president and chief executive officer. “Our confidence in our business and expected annual cash flows enabled us to return approximately $3.2 billion of value to our shareholders, which includes both the highest dividend per share and highest rate of share repurchases in the company’s history.”

•	Adjusted funds from operations increased to $5.345 billion ($3.80 per common share) in the second quarter of 2022, compared to $2.362 billion ($1.57 per common share) in the prior year quarter. This was the highest in the company’s history, exceeding the prior per share quarterly record, from the first quarter of 2022, by 33%. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.235 billion ($3.01 per common share) in the second quarter of 2022, compared to $2.086 billion ($1.39 per common share) in the prior year quarter.

•	Adjusted operating earnings increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter. The company’s net earnings increased to $3.996 billion ($2.84 per common share) in the second quarter of 2022, compared to $868 million ($0.58 per common share) in the prior year quarter.

•	For the second consecutive quarter, Oil Sands delivered record adjusted funds from operations(1) of $4.231 billion in the second quarter of 2022, compared to $1.844 billion in the prior year quarter, driven by significantly higher price realizations. Production from the company’s Oil Sands assets increased to 641,500 barrels per day (bbls/d) in the second quarter of 2022, compared to 615,700 bbls/d in the prior year quarter, due to increased production at Syncrude and Fort Hills in the current period, partially offset by the impact of maintenance activities at Oil Sands operations, including the largest turnaround in Firebag history, which was completed subsequent to the quarter.

•	Refining and Marketing (R&M) generated record adjusted funds from operations(1) of $2.127 billion in the second quarter of 2022, compared to $677 million in the prior year quarter. In the second quarter, refinery utilization averaged 84% and crude throughput was 389,300 bbls/d, compared to 70% and 325,300 bbls/d respectively in the prior year quarter. Solid utilizations in the current quarter outside of planned turnaround activities allowed the company to capture significant benchmark crack spreads and refining margins. Following the completion of planned turnaround activities, the company’s refineries exited the quarter with an average refinery utilization of over 100%.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	In the second quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning record value to its shareholders of approximately $3.2 billion, through approximately $2.6 billion in share repurchases and the payment of $657 million of dividends. Both the dividend per common share and the rate of common share repurchases during the quarter are the highest in the company’s history. As at August 2, 2022, since the start of the year, the company has repurchased approximately $3.9 billion of Suncor’s common shares, representing approximately 88.5 million common shares at an average share price of $44.40 per common share, or the equivalent of 6.1% of its common shares as at December 31, 2021.

•	In the second quarter of 2022, the company completed an early redemption of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes originally due in 2023 and 2025, respectively. The company expects to achieve the lower end of its 2025 targeted net debt range during the second half of 2022.

•	In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada, which is expected to extend the production life of the White Rose field, providing long-term value for the company.

•	Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Exploration and Production (E&P) assets in Norway, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.

Financial Results

Adjusted Operating Earnings

Suncor’s adjusted operating earnings increased to $3.814 billion ($2.71 per common share) in the second quarter of 2022, compared to $722 million ($0.48 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations reflecting the improved business environment in the current quarter, combined with higher upstream production and refinery throughput. The increase in adjusted operating earnings was partially offset by an increase in royalties and income taxes and increased operating expenses primarily related to a significant increase in commodity input costs in the current quarter compared to the prior year quarter.

Net Earnings

Suncor’s net earnings increased to $3.996 billion ($2.84 per common share) in the second quarter of 2022, compared to $868 million ($0.58 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the second quarter of 2022 included a $352 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of $715 million on the company’s share of the White Rose assets, a non-cash impairment of $70 million against the company’s share of its assets in Norway, a $19 million unrealized gain on risk management activities recorded in other income (loss) and a $130 million income tax expense related to the items noted. Net earnings in the prior year quarter included a $174 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $13 million unrealized loss on risk management activities recorded in other income (loss) and a $15 million income tax expense related to the items noted.

Adjusted Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Net earnings	3 996	868	6 945	1 689
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)
Unrealized (gain) loss on risk management activities	(19)	13	(94)	(14)
Asset impairment (reversal)	(645)	–	(645)	–
Restructuring charge	–	–	–	168
Income tax expense (recovery) on adjusted operating earnings adjustments	130	15	157	(5)
Adjusted operating earnings(1)	3 814	722	6 569	1 468

(1)	Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $5.345 billion ($3.80 per common share) in the second quarter of 2022, compared to $2.362 billion ($1.57 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.235 billion ($3.01 per common share) for the second quarter of 2022, compared to $2.086 billion ($1.39 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was further impacted by a greater use of cash associated with the company’s working capital balances in the second quarter of 2022 compared to the prior year quarter. The use of cash in the second quarter of 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices through the quarter, partially offset by an increase in accounts payable and accrued liabilities and an increase in taxes payable related to the company’s 2022 income tax expense.

Operating Results

Suncor’s total upstream production was 720,200 barrels of oil equivalent per day (boe/d) in the second quarter of 2022, compared to 699,700 boe/d in the prior year quarter.

The company’s net synthetic crude oil production increased to 483,000 bbls/d in the second quarter of 2022, compared to 437,200 bbls/d in the second quarter of 2021, due to increased production from Syncrude, partially offset by lower volumes from Oil Sands Base which was impacted by planned maintenance activities during the current quarter, including annual coker maintenance at Upgrader 2 and unplanned maintenance. In the prior year, annual planned maintenance activities were deferred to the third quarter to manage COVID-19-related execution risks. At Syncrude, upgrader utilization of 93% in the second quarter of 2022, compared to 55% in the prior year quarter, reflected lower planned maintenance activities in the current period, including the impacts of planned hydrotreater maintenance that was advanced to the first quarter of 2022.

The company’s non-upgraded bitumen production was 158,500 bbls/d in the second quarter of 2022, compared to 178,500 bbls/d in the second quarter of 2021, due to decreased production from the company’s In Situ assets, which was partially offset by increased production at Fort Hills. Decreased production from the company’s In Situ assets was primarily due to the major planned turnaround at Firebag, which commenced during the quarter, and unplanned maintenance at MacKay River, which returned to normal production rates in the third quarter. Production from Fort Hills increased to 87,400 bbls/d, compared to 45,300 bbls/d in the prior year quarter, reflecting two-train operations, partially offset by planned maintenance completed early in the quarter.

Subsequent to the second quarter of 2022, the planned maintenance activities at Oil Sands Base Upgrader 2 and Firebag were completed, and both assets have safely ramped up to normal operating rates.

E&P production during the second quarter of 2022 was 78,700 boe/d, compared to 84,000 boe/d in the prior year quarter. The decrease in production was primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, and natural declines, partially offset by increased production at Buzzard in the current period, as the prior year quarter was impacted by planned turnaround activities.

Refinery crude throughput increased to 389,300 bbls/d and refinery utilization was 84% in the second quarter of 2022, compared to 325,300 bbls/d and 70% in the prior year quarter, reflecting planned turnaround activities in both periods. During the second quarter of 2022, the company completed planned turnaround activities at its Edmonton, Sarnia and Montreal refineries, and unplanned maintenance at its Commerce City refinery, enabling its refineries to exit the quarter with an average refinery utilization of over 100%. Refined product sales in the second quarter of 2022 increased to 561,700 bbls/d, compared to 463,300 bbls/d in the prior year quarter, reflecting improved refined product demand in the current period compared to the prior year quarter, which was impacted by COVID-19-related restrictions. This increased refined product demand was partially met by a planned draw of refined product inventory that the company strategically built in the first quarter of 2022 in anticipation of significant planned turnaround activities in the second quarter.

“In the second quarter of 2022, we successfully executed planned maintenance activities across many of our assets in both the upstream and downstream,” said Smith. “With the annual planned maintenance program completed on our downstream assets, we expect to achieve strong refinery utilizations for the remainder of the year, allowing the company to continue to capture strong forecasted benchmark crack spreads and refining margins.”

The company’s total operating, selling and general expenses were $3.088 billion in the second quarter of 2022, compared to $2.720 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, primarily natural gas prices, increased share-based compensation expenses and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.

Strategy Update

The company’s ability to operate reliably and efficiently is underpinned by Suncor’s value of safety above all else. Suncor is fully committed to improving its safety and operational performance, a critical task in achieving the company’s operational excellence priorities.

The company is implementing specific safety continuous improvements and is continuously strengthening Suncor’s safety culture, ensuring safe practices are consistently implemented across all of Suncor’s facilities and geographies, and the company is making measured progress to achieve specific milestones. As well, the company has made a number of changes in its senior management team to add to its operating bench strength, including adding experienced mining leaders in critical leadership positions. At the same time, Suncor has also realigned its central support group with experienced management and staff to drive improved safety and operational risk management performance with the business areas.

The company’s safety improvement plans are focused on strengthening its risk management and systems, continuously improving contractor safety management and engaging the front line to deliver safe work with a strong safety culture. In addition, the company is implementing specific actions to continuously improve safety in Suncor’s mine and tailings operations, which have experienced a number of serious safety incidents. This includes implementing technologies, such as collision awareness and driver safety systems, making operational modifications to help improve mobile equipment egress and strengthening controls for high-risk activities. These changes are expected to help prevent incidents and mitigate serious impacts from incidents should they happen.

“Recent events underscore the important work to be done on improving the safety performance of our company,” said Smith. “We must acknowledge where we have fallen short and recognize the critical need to drive our safety improvement work with focus and vigour.”

The company has also made disciplined decisions to adjust and streamline its portfolio to enable a greater focus on its core business, to safely increase the reliability, utilization and integration of its assets while continuing efforts to sustainably reduce controllable costs. In the first six months of 2022, the company announced that it was taking steps to optimize its asset portfolio through the planned divestment of its E&P assets in Norway and its wind and solar assets. Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Norway assets, pending regulatory approval, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022. The sale process for the company’s wind and solar assets is progressing, with a sale expected to close early in 2023. Based on interest received in the company’s E&P assets in the U.K., the company has also commenced a sale process for its entire U.K. E&P portfolio.

Suncor will also be undertaking a strategic review of its downstream retail business with the goal of unlocking shareholder value. With the support of external advisors, this review will evaluate and consider a wide range of alternatives, from a potential sale of the business to options to enhance the value of its retail business.

In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada for a safe return to operations later in the fourth quarter of 2022. Also, in the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada. As a result of the restart decision, Suncor has increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%. Production from the West White Rose Project is expected to commence in the first half of 2026 and is expected to provide long-term value for the company by extending the production life of the White Rose field.

The company continues to advance a number of strategic initiatives that are expected to contribute to the company’s incremental free funds flow target through increased revenue and reductions in operating costs, capital expenditures and reclamation spending. The company expects to achieve an additional $400 million of incremental free funds flow by the end of 2022, building on the incremental $465 million achieved in 2021, through the implementation of digital, process and technology initiatives. The operating cost portion of the savings generated from these improvement initiatives is helping to offset inflationary pressures and increased mining costs in the company’s Oil Sands business. The company also continues to optimize transfers on the interconnecting pipelines between Oil Sands Base and Syncrude, capitalizing on the regional strength and flexibility of its Oil Sands assets.

The company continues to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024.

Suncor is committed to allocating excess funds in accordance with its capital allocation framework, maximizing returns to its shareholders and strengthening its balance sheet. In the second quarter of 2022, the company executed on its previously announced annual capital allocation targets, returning record value to its shareholders of approximately $3.2 billion, through approximately $2.6 billion in share repurchases and the payment of $657 million of dividends. The company repurchased approximately 54 million common shares in the second quarter of 2022, which represents the highest quarterly common share repurchases in the company’s history. As at August 2, 2022, since the start of the year, the company has repurchased approximately 88.5 million common shares, or the equivalent of 6.1% of its common shares as at December 31, 2021. The quarterly dividend of $0.47 per common share is also the highest dividend in the company’s history.

Aligned with the company’s annual capital allocation targets, in the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. These actions clear Suncor’s long-term debt maturity runway until 2026. The company also completed a partial redemption of US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042. With the company’s confidence in its expected cash flows, the current business environment and expected proceeds from the dispositions of assets, the company expects to achieve the lower end of its 2025 targeted net debt range of $12 billion during the second half of 2022. Once net debt has been reduced to $12 billion, the company expects to allocate 75% of excess funds towards share buybacks and 25% towards debt repayment. Once the company’s net debt balance is at its $9 billion floor, the company expects to allocate excess funds fully towards shareholder returns.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for WCS at Hardisty from US$84.00/bbl to US$80.00/bbl, New York Harbor 2-1-1 crack from US$38.00/bbl to US$41.50/bbl and AECO-C Spot from $6.10/GJ to $5.90/GJ due to changes in key forward curve pricing for the remainder of the year.

In addition, the company’s total production range has been revised from 750,000 bbls/d – 790,000 bbls/d to 740,000 bbls/d – 760,000 bbls/d to reflect year to date performance and expected performance for the remainder of the year. As a result, the top of the production ranges for Oil Sands operations have been revised from 435,000 bbls/d to 415,000 bbls/d, Fort Hills from 100,000 bbls/d to 90,000 bbls/d, Syncrude from 190,000 bbls/d to 185,000 bbls/d and E&P from 85,000 bbls/d to 80,000 bbls/d.

The company has also revised its full year outlook for capital expenditures from a single point estimate of $4.7 billion to a range of $4.9 billion – $5.2 billion. The increase in capital guidance reflects inflationary pressures across the business, the West White Rose Project restart and the company’s increased working interest in that project, and increased spend during turnarounds and maintenance to improve safety and reliability across the portfolio.

The company has also updated its Fort Hills cash operating costs per barrel guidance range, with the increased range attributed primarily to inflationary pressures, increased commodity costs and reduced production. As a result, Fort Hills cash operating costs per barrel have been updated from $25.00 – $28.00 to $27.00 – $30.00.

As a result of these updates, the full-year current income tax expense range has increased from $4.0 billion – $4.3 billion to $4.4 billion – $4.7 billion.

For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, net debt and free funds flow and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings. Comparative periods have been restated to reflect this change.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	2 892	582	1 361	340	2 007	486	(851)	(320)	–	–	5 409	1 088
Adjustments for:
Depreciation, depletion, amortization and impairment	1 279	1 092	(505)	191	199	208	25	21	–	–	998	1 512
Accretion	58	60	16	15	2	1	–	1	–	–	76	77
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	–	–	–	–	–	–	352	(174)	–	–	352	(174)
Change in fair value of financial instruments and trading inventory	(22)	71	(22)	(47)	(89)	(36)	–	–	–	–	(133)	(12)
Loss (gain) on disposal of assets	1	–	–	–	(11)	–	–	(8)	–	–	(10)	(8)
Share-based compensation	53	24	3	2	21	14	57	41	–	–	134	81
Settlement of decommissioning and restoration liabilities	(59)	(39)	(18)	-	(3)	(3)	–	(1)	–	–	(80)	(43)
Other	29	54	6	(1)	1	7	15	9	–	–	51	69
Current income tax expense	–	–	–	–	–	–	–	–	(1 452)	(228)	(1 452)	(228)
Adjusted funds from (used in) operations(1)	4 231	1 844	841	500	2 127	677	(402)	(431)	(1 452)	(228)	5 345	2 362
Change in non-cash working capital											(1 110)	(276)
Cash flow provided by operating activities											4 235	2 086

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	5 201	1 027	2 006	598	3 424	1 420	(1 374)	(843)	–	–	9 257	2 202
Adjustments for:
Depreciation, depletion, amortization and impairment	2 384	2 250	(376)	293	411	417	50	42	–	–	2 469	3 002
Accretion	121	119	30	29	3	3	–	–	–	–	154	151
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	–	–	–	–	–	–	206	(370)	–	–	206	(370)
Change in fair value of financial instruments and trading inventory	(43)	(44)	(39)	(54)	(125)	(18)	–	1	–	–	(207)	(115)
(Gain) loss on disposal of assets	(1)	–	–	–	(11)	(8)	–	(8)	–	–	(12)	(16)
Share-based compensation	81	23	2	1	26	12	81	43	–	–	190	79
Settlement of decommissioning and restoration liabilities	(147)	(107)	(18)	(1)	(5)	(4)	(1)	(1)	–	–	(171)	(113)
Other	49	103	(40)	(1)	1	27	(29)	35	–	–	(19)	164
Current income tax expense	–	–	–	–	–	–	–	–	(2 428)	(512)	(2 428)	(512)
Adjusted funds from (used in) operations(1)	7 645	3 371	1 565	865	3 724	1 849	(1 067)	(1 101)	(2 428)	(512)	9 439	4 472
Change in non-cash working capital											(2 132)	(41)
Cash flow provided by operating activities											7 307	4 431

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2022	2021
Short-term debt	1 581	1 284
Current portion of long-term debt	–	231
Current portion of long-term lease liabilities	302	310
Long-term debt	12 880	13 989
Long-term lease liabilities	2 606	2 540
Total debt	17 369	18 354
Less: Cash and cash equivalents	1 670	2 205
Net debt	15 699	16 149

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	4 235	2 086	7 307	4 431
(Add) deduct change in non-cash working capital	(1 110)	(276)	(2 132)	(41)
Adjusted funds from operations	5 345	2 362	9 439	4 472
Less capital expenditures including capitalized interest(1)	(1 295)	(1 347)	(2 306)	(2 150)
Free funds flow	4 050	1 015	7 133	2 322

(1)	Excludes capital expenditures related to assets held for sale of $36 million in the second quarter of 2022 and $55 million in the first six months of 2022.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's expectation that the West White Rose Project will commence production in the first half of 2026, extend the production life of the White Rose field and provide long-term value for the company; statements about Suncor's 2025 targeted net debt range of $12-$15 billion and the company's expectation that, in the current business environment, it will achieve the lower end of its 2025 targeted net debt range during the second half of 2022; Suncor's expectation that the sale of its E&P assets in Norway will be completed in the fourth quarter of 2022 and the estimated proceeds therefrom, that a sale of its wind and solar assets will close early in 2023 and statements regarding the potential sale of Suncor's entire U.K. E&P portfolio; Suncor's expectation that Terra Nova is on track to return to operations later in the fourth quarter and that the company will achieve strong refinery utilizations from the remainder of the year which will allow the company to capture strong forecasted benchmark crack spreads and refining margins; Suncor's commitment to improving its safety and operational performance and the steps it will take to do so in order to achieve its operational excellence priorities and ensuring safe practices are consistently implemented across all of Suncor's facilities and geographies and that the targeted changes it has taken will help to sharpen the company's focus on safety; Suncor's expectations for technologies such as collision awareness, driver safety systems and mobile equipment egress including the expected benefits therefrom; statements regarding Suncor's strategic review of its downstream retail business, including the goals, process and anticipated timing for the review to be completed; statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada for a safe return to operations in the fourth quarter of 2022; statements about Suncor's incremental free funds flow target, including with respect to the strategic initiatives that are expected to contribute to the target and the company's expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives; expectations regarding Suncor's operatorship of the Syncrude asset, including that the Suncor is continuing to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024; Suncor's expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels; and Suncor's full-year outlook range on total production, Oil Sands operations production, Fort Hills production, Syncrude production, E&P production, Fort Hills cash operating costs per barrel, full year outlook for capital expenditures and full-year current income tax expenses as well as business environment outlook assumptions for WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 23, 2022, Form 40-F dated February 24, 2022, Suncor’s Report to Shareholders for the Second Quarter of 2022 dated August 4, 2022 (the MD&A), and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s second quarter 2022 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's second quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change.